AFL-CIO [LOGO]

                         The Impact of the Takeover of
                     Fannie Mae and Freddie Mac on the HIT

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                               September 11, 2008

                                   Chang Suh
              Executive Vice President and Chief Portfolio Manager
                                Debbie L. Cohen
                          Assistant Portfolio Manager

The actions taken by the U.S. government on Sunday, September 7 concerning Fannie Mae and Freddie Mac ("the GSEs") were necessary to provide stability to the financial markets, support the availability of mortgage finance and protect the U.S. taxpayers. Although we remain concerned about the broader economy, these actions should provide a very positive environment for the HIT's current and future investors.

The government's actions concerning Fannie Mae and Freddie Mac could be good for the HIT

The changes to the GSEs described below could be beneficial for the HIT's investors. These actions have already positively impacted the value of Fannie Mae and Freddie Mac mortgage-backed securities ("MBS") and debt in the HIT's portfolio. In addition, the HIT will have access to more liquid markets and more investment product, including multifamily investments, than would otherwise have been the case before the government actions. Specifically:

      Current investments in GSE MBS should become more valuable

      The Fannie and Freddie securities the HIT owns (51% of its August 31 portfolio) are now more than implicitly guaranteed by the U.S. government and are expected to trade at tighter spreads to Treasuries than they have been trading as a result of improved credit quality. GSE MBS and debt can now be considered effectively as government credit because the entities are under government direction and the Treasury stands ready to inject capital to support the GSE MBS and debt.

      Spreads between GSE MBS and Treasuries have already tightened significantly and are expected to trade in the intermediate term within a new tighter range than they have for much of this year. For example, Fannie Mae current coupon MBS that closed at 230 basis points over the average yield of 5 and 10-year Treasuries on Friday, September 5, closed at approximately 171 basis points over the average on Monday, September 8.

      Treasury securities may fall in price

      The HIT is underweight in Treasury securities versus its benchmark Lehman Brothers Aggregate Bond Index. Treasury securities may fall in price with the removal of uncertainty from the market and the unwinding of the "flight to quality" that has been occurring in recent months as investors sell Treasuries to buy other securities. Further, the Treasury will need to issue additional securities to fund the GSE MBS purchase program, potentially depressing prices of Treasuries further, which would be expected to enhance the Trust's performance relative to its benchmark.

      To the extent Treasury prices fall, spreads to Treasuries of high credit quality MBS that the HIT holds can also be expected to narrow.

      Liquidity in the MBS market should improve

      The improved credit quality of GSE MBS and the Treasury's direct purchase program should improve liquidity and should compress spreads. Further, the steps taken recently should lead to additional

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      purchases by other investors, especially foreign investors who have been shedding or not purchasing additional GSE MBS and debt this year.

      Multifamily mortgage product should become more available

      Reduced Fannie Mae and Freddie Mac focus on portfolio growth and eventual shrinkage of their portfolios required by the takeover will limit the HIT's competition for purchasing the high credit quality multifamily MBS that comprise the bulk of the HIT's portfolio. This will enhance the HIT's ability to structure investments to meet its investment needs and requirements for use of 100% union labor. Fannie Mae and Freddie Mac recently have been aggressively purchasing multifamily mortgages rather than securitizing the mortgages for purchase by others, limiting the availability of multifamily investments to the HIT.

What specific actions were taken by the government?

The four-part program presented by Treasury Secretary Henry M. Paulson, Jr., effectively provides more than implicit guarantees for GSE mortgage-backed securities (MBS) and debt holders. It also limits portfolio growth of the GSEs and requires them to shrink their portfolios beginning in 2010:

      Conservatorship under their new regulator, the Federal Housing Finance Agency (FHFA), which includes replacing their CEOs, allowing modest increases to their mortgage portfolios through the end of 2009 and then requiring portfolio shrinkage of 10% per year. There are no limits on growth of their guaranty businesses. The conservatorship is open ended and the ultimate fate of Fannie Mae and Freddie Mac will be decided by the new administration.

      Preferred Stock Purchase Agreements whereby the Treasury can inject capital in each entity in the form of senior preferred stock any quarter when liabilities exceed assets. Up to a total of $100 billion can be invested in each. An initial investment of $1 billion in each GSE is accompanied by warrants for 79.9% of common stock on a "fully diluted basis at a nominal price." Senior and subordinated debt holders are now protected by this new preferred stock.

      GSE MBS Purchase Program by the Treasury should promote stability in the mortgage markets. It will begin later this month with a $5 billion purchase and will end by December 31, 2009. The Treasury will be able to hold until maturity this portfolio of mortgages funded with Treasury debt and managed by independent asset managers. The portfolios should not exceed $850 billion for each company.

      GSE Credit Facility established by the Treasury Department will provide an "ultimate liquidity backstop" to Fannie Mae, Freddie Mac and the Federal Home Loan Banks by lending for one week to one month secured by collateral.

For the reasons stated above, the HIT should be well positioned to take advantage of the changes in the markets.

The bottom line for the HIT

GSE MBS are still trading at historically wide spreads versus Treasuries. The HIT is overweight in these MBS and the recent events announced by the U.S. government are expected to improve the credit quality and liquidity of these MBS relative to Treasuries in which the HIT is underweight. In addition, the HIT should be able to purchase more high quality multifamily instruments as competition with the GSEs diminishes.


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      Forecasts, estimates, and certain information contained herein are based upon proprietary research and should not be considered as investment advice or a recommendation of any particular security, strategy or investment product. Statements concerning financial market trends are based on current market conditions, which will fluctuate. There is no guarantee that any investment strategies will work under all market conditions, especially during periods of downturn in the market.

HIT's net performance for the 1-, 3-, 5-, and 10-year periods ended August 31, 2008 was 5.85%, 4.20%, 4.65% and 5.73%, respectively. The performance data quoted represents past performance. Past performance is no guarantee of future results. Economic and market conditions change, and both will cause investment return, principal value, and yield to fluctuate so that a participant's units, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end is available at www.aflcio-hit.com.


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